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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
          BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997



                             CONTENTS

                                                            Page

Summary of Billings                                           1



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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997
                                                 April 1997                   May 1997                     June 1997
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  223,079   $3.65      $815   190,881    $3.55      $678   151,172    $3.53       $533

    Amos Plant . . . . . . . . . . . .   93,685   $1.04        98    85,037    $1.11        95   102,295    $1.06        108

      Total. . . . . . . . . . . . . .  316,764              $913   275,918               $773   253,467                $641

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  291,493   $1.60      $467   320,874    $1.67      $537   269,932    $1.59       $429

    Kanawha River Plant. . . . . . . .   20,313   $ .59        12    50,028    $ .58        29    42,878    $ .60         26

      Total. . . . . . . . . . . . . .  311,806              $479   370,902               $566   312,810                $455

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  208,198   $2.87      $599   252,612    $2.72      $687   186,208    $2.90       $540

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  771,964   $1.81    $1,397   935,580    $1.81    $1,693   935,258    $1.81     $1,693

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .  133,944   $ .86      $115    80,654    $ .71      $ 57    90,963    $ .72       $ 66

    Gavin Plant. . . . . . . . . . . .   16,779   $ .60        10     9,808    $ .93         9      -       $ -           -

    Mitchell Plant . . . . . . . . . .   43,417   $3.48       151    32,535    $3.48       113    51,676    $3.49        180

    Muskingum River Plant. . . . . . .    9,178   $1.41        13      -       $ -          -      9,032    $1.41         13

      Total. . . . . . . . . . . . . .  203,318              $289   122,997               $179   151,671                $259


BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3)  . . .   83,470   $1.78      $148    73,709    $1.76      $130    59,122    $1.83       $109

  Other Coal . . . . . . . . . . . . .  198,890   $1.82      $361    95,217    $1.22      $116   126,221    $2.26       $285

  Other. . . . . . . . . . . . . . . .  171,233              $327   169,440               $235   190,627                $204
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